July 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Steakholder Foods Ltd.
Registration Statement on Form F-1, as amended (File No. 333-288621) – Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), solely acting as placement agent on a best efforts basis in an offering pursuant to the registration statement on Form F-1 (File No. 333-288621) (as amended, the “Registration Statement”), hereby concurs in the request by Steakholder Foods Ltd. that the effective date of the above-referenced registration statement be accelerated to 9:00 A.M. (Eastern Time), or as soon as practicable thereafter, on July 16, 2025, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”). Wainwright affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
	Name:	Edward D. Silvera
	Title:	Chief Operating Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500 | www.hcwco.com

Member: FINRA/SIPC